Exhibit 10.2
EXECUTIVE SEVERANCE POLICY
Application
This Policy applies to the officers of the Company listed on Exhibit B; subject to the provisions of Section 8, the Chief Executive Officer may change Exhibit B from time to time. Any individual listed on Exhibit B shall be covered by the Company’s vacation policy for officers.
The Company has entered into management retention agreements with certain of its officers that become applicable if there is a “Potential Change of Control” or “Change of Control,” as those terms are defined in those agreements, of the Company. In situations in which those agreements are applicable, then the individuals covered by those agreements are not covered by this Policy.
This Policy applies if the officer’s employment is terminated by the Company without Cause but not to terminations for Cause or, except as set forth in Section 3(a), due to death or Disability; this Policy also applies to a termination of employment by the covered officer for Good Reason but not to terminations due to voluntary resignation without Good Reason or retirement.
This Policy shall not apply to the extent that any of the officers covered by this Policy have contractual agreements or are covered by the laws of foreign jurisdictions that provide for severance arrangements and/or benefits more favorable than those provided by this Policy.
The Company has adopted a severance policy for all employees in connection with reductions-in-force. This Policy is in lieu of and replaces the reduction-in-force policy for the officers covered by this Policy.
Illustrative examples of this application of the provisions of this Policy to hypothetical fact situations are set forth on Exhibit A.
Policy
1.	Definitions. As used in this Policy:
(a)	“Applicable Officer Period” means the following periods for the indicated officers:
Chief Executive Officer — a period of twelve (12) months;
Chief Financial Officer — a period of twelve (12) months;

Senior Vice President — a period of nine (9) months, plus one month for each year of service as an officer of the Company, up to a maximum period of twelve (12) months; and
Vice President — a period of six (6) months, plus one month for each year of service as an officer of the Company, up to a maximum period of nine (9) months.
New Officers — the Compensation Committee of the Company’s Board of Directors is authorized to approve severance compensation based on periods different from those specified above in connection with the hiring or appointment of new officers and senior managers, such determinations to be set forth in minutes of the Compensation Committee.
*For purposes of calculating “a year of service” as an officer, an individual shall be deemed to have completed a “year of service” as an officer for each completed twelve (12) months of service (whether or not continuous) as an officer, provided that, if the individual’s Date of Termination is at least ten (10) or more but less than twelve (12) months after being appointed an officer, the individual shall be credited for one full year of service. To illustrate, if an individual has at least ten (10) but less than twenty-four (24) months of service as an officer, the individual is credited with one year of service; if the individual has twenty-four (24) or more but less than thirty-six (36) months of service as an officer, the individual is credited with two years of service; and if the individual has thirty-six (36) or more months of service as an officer, the individual is credited with three (3) years of service. For this purpose the period of a month begins on the date an individual is appointed an officer and ends on the immediately preceding date in the subsequent month — for example, an individual who is appointed an officer effective May 6 of a year completes one month of service on the subsequent June 5.
(b)	“Cause” means a termination of employment resulting from a good faith determination by the Company that:
(i)	the officer has willfully failed or refused in a material respect to follow reasonable policies or directives established by the Board of Directors or the Chief Executive Officer or willfully failed or refused to attend to material duties or obligations of his or her office (other than any such failure resulting from the officer’s incapacity due to physical or mental illness), which the officer has failed to correct within a reasonable period following written notice to such officer from the Chief Executive Officer or the Chairman of the Board that specifically identifies the manner in which the officer has not so performed his or her material duties and obligations; or

(ii)	there has been an act by the officer involving wrongful misconduct, including without limitation a conviction of or the entering into a plea of guilty or nolo contendere to a felony, which has a demonstrably adverse impact on or has caused material damage to the Company, or which constitutes a material misappropriation of the assets of the Company; or

(iii)	the officer has engaged in an unauthorized disclosure of confidential information which has a demonstrably adverse impact on or has caused material damage to the Company; or

(iv)	the officer, while employed by the Company, has performed services for another company or person which competes with the Company, without the prior written approval of the Chief Executive Officer of the Company; or

(v)	the officer has breached one or more of his or her material obligations hereunder.
For purposes of this definition, no act, or failure to act, on an officer’s part shall be considered “willful” unless done, or omitted to be done, by the officer without reasonable belief that his or her action or omission was in, or not opposed to, the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by the officer in good faith and in the best interests of the Company.
(c)	“Change of Control” of the Company means and includes each and all of the following:
(i)	The consummation of a merger, consolidation, share exchange or other reorganization of the Company with any other entity, other than a merger, consolidation, share exchange or reorganization which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation, share exchange or reorganization;

(ii)	The consummation of a sale, lease, exchange or other disposition (in one transaction or a series of related transactions) of all, or substantially all, of the Company’s assets;

(iii)	The shareholders of the Company approve a plan of liquidation of the Company;

(iv)	The acquisition by any means by any Person as beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities except pursuant to a negotiated agreement with the Company pursuant to which such securities are purchased from the Company; or

(v)	At any time during a twenty-four (24) month period individuals who at the beginning of such period constituted the Board (“Incumbent Directors”) shall cease for any reason to constitute at least a majority thereof, provided, however, that the term “Incumbent Director” shall also include each new director elected during such twenty-four (24) month period whose nomination or election was approved by two-thirds of the Incumbent Directors then in office.
Any other provisions of this definition notwithstanding, the term “Change of Control” shall not include, if undertaken at the election of the Company, either a transaction the sole purpose of which is to change the state of the Company’s incorporation or a transaction the result of which is to sell all or substantially all of the assets of the Company to another corporation (the “surviving corporation”), provided that the surviving corporation is owned directly or indirectly by the shareholders of the Company immediately following such transaction in substantially the same proportions as their ownership of the Company’s voting securities immediately preceding such transaction and the surviving corporation expressly assumes or continues this Policy.
(d)	“COBRA” means 29 U.S. Code, Sections 1161 through 1168, as amended.

(e)	“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(f)	“Company” means Cray Inc., a Washington corporation, and if the context reasonably requires, any subsidiary of the Company, and any successor that assumes this Policy.

(g)	“Compensation” means the sum of Base Salary and Incentive Compensation.
(i)	The term “Base Salary” means the highest per pay period base salary rate that the officer was paid by the Company in the twelve (12)-month period prior to the date of the Notice of Termination.

(ii)	For officers other than the Chief Executive Officer and the Chief Financial Officer, the term “Incentive Compensation” means:
(A)	The officer’s 100% target incentive award under the Company’s annual cash incentive plan and any other cash incentive or bonus awards approved by the Board for the calendar year in which the officer’s Date of Termination occurs, prorated based on the Applicable Officer Period (maximum of twelve (12) months) compared to a full twelve (12) month year), provided, that such incentive and bonus awards shall not include any retention awards or bonuses which by their terms are based substantially on continued employment for one or more specific time periods, with the amount of the Incentive Compensation to be determined as set forth in subclause (B) below;

(B)	The determination of the amount of Incentive Compensation to be paid to the officer under subclause (A) above, in all cases prorated as described in subclause (A) above, shall be based on the most significant Company operating measure(s) used in the Company’s annual cash incentive plan in determining the Incentive Compensation for the applicable year (such as, for example, pre-award net operating income, revenue or net income) and shall exclude all personal and individual objectives and goals, with the amount of the officer’s Incentive Compensation (not to exceed 100% of target) being based, if the actual amount of such Company operating measure(s) achieved is less than that required to pay a 100% target award for the applicable calendar year, by reference to the partial payment schedule in the applicable cash incentive plan for varying levels of such realized Company operating measure(s), provided that if the officers of the Company who were not terminated received no cash incentive compensation award or bonus for the applicable year because a condition to the payment of such awards under the cash incentive plan was not satisfied, then the Incentive Compensation for such year for the terminated officer shall be zero: and

(C)	If the Board has not established the annual cash incentive plan for the calendar year in which the officer’s Date of Termination occurs by the date of the applicable Notice of Termination, then for such officer the Incentive Compensation will be based on the target incentive plan award in effect for the officer under the cash incentive plan for the immediately preceding calendar year, with good faith adjustments to the operating measure(s) to be consistent with the operating measure(s) used in the cash incentive plan for the year in which the officer’s Date of Termination occurs for the officers who were not terminated, and otherwise shall be determined pursuant to subclauses (A) and (B) above.
(iii)	For the Chief Executive Officer and the Chief Financial Officer, the term “Incentive Compensation” means:
(A)	Such officer’s 100% target incentive award under the Company’s annual cash incentive compensation plan and any other cash incentive or bonus awards established by the Board for the calendar year in which the officer’s Date of Termination occurs (assuming for this purpose that all conditions to payment at 100% of target awards and of other awards and bonuses, if any, have been satisfied), provided, that such incentive and bonus awards shall not include any retention awards or bonuses which by their terms are based substantially on continued employment for one or more specific time periods; and

(B)	If the Board has not established the annual cash incentive plan for the calendar year in which the officer’s Date of Termination occurs by the date of such officer’s Notice of Termination, then the term “Incentive Compensation” means 100% of the target incentive award in effect for such officer under the cash incentive plan for the immediately preceding calendar year.

(iv)	In situations where the foregoing provisions do not provide a determination of the amount of Compensation agreed to by the Company and the officer, the Board in good faith shall determine, consistent with the intent of the foregoing, the amount of Compensation to be paid, which determination shall be binding on all parties involved.
(h)	“Disability” has the meaning given such term in the Company’s disability plans as in effect immediately prior to the date of the Notice of Termination.

(i)	“Good Reason” means a material negative change in the employment relationship between the officer and the Company, unless otherwise agreed to by the officer, including without limitation:
(i)	a material reduction in the officer’s base salary, which for purposes of this Policy means a reduction by more than 5% (whether in one or a series of reductions) compared to the officer’s base salary immediately prior to such reduction (other than an across-the-board reduction of not more than 10% applicable to all of the Company’s senior officers for a period not exceeding six (6) consecutive months in any three (3)-year period);

(ii)	a material reduction in the officer’s annual target award opportunity under the Company’s annual cash incentive plan (other than an across-the-board reduction applicable to all of the Company’s senior officers), which shall be deemed to include reductions that would reduce the officer’s total target compensation (including base salary but excluding the value of any equity component) by more than 5% compared to the officer’s total target compensation for the immediately preceding year (including base salary but excluding the value of any equity component);

(iii)	solely with respect to the Chief Executive Officer, the Chief Financial Officer and officers who are considered Senior Vice Presidents for purposes of this Policy, a material diminution of such officer’s status, title, position(s) or responsibilities (including reporting responsibilities) from the officer’s status, title, position(s) and responsibilities, or the assignment to the officer of any substantive duties or responsibilities which are inconsistent with such status, title, position(s) or responsibilities (in either case other than isolated, insubstantial or inadvertent actions which are remedied promptly after notice);

(iv)	a request by the Company for the officer to relocate (except for office relocations that would not increase the officer’s one-way commute by more than 25 miles), or a change of the officer’s customary office location which results in substantially increased air or other travel compared to such travel during the twelve (12) month period immediately prior to such request or change (an increase for a reasonably sustained period of 25% per week and/or 25% of the time shall be deemed to constitute substantially increased travel, excluding increased travel for temporary projects or arrangements, and it being understood that in general officers can be expected to travel at least 25% of the time); or

(v)	the discontinuance of, or a reduction in, benefit plans or other policies of the Company intended to benefit the Company’s employees in which the officer participated immediately prior to such discontinuance or reduction where the consequence to the officer is a material overall reduction in benefits, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan or plans) has been made with respect to such plans, or the failure by the Company to continue the officer’s participation therein (or in such substitute or alternative plans) on a basis not materially less favorable, both in terms of the amounts of benefits provided and the level of the officer’s participation relative to other participants, as existed immediately prior to such discontinuance or reduction, provided however, that this clause (v) shall not apply to a discontinuance or reduction which is applicable to substantially all of the employees of the Company (or, if the officer is not located in the United States, substantially all of the employees of the subsidiary in the country where the officer is located).
An officer’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder. Notwithstanding the foregoing, a termination by an officer shall not constitute termination for Good Reason unless the officer shall first have delivered to the Company, not later than ninety (90) days after the occurrence of the event underlying the officer’s claim that Good Reason exists, a Notice of Termination. Within twenty (20) days after such Notice of Termination is received by the Company, the Company will notify the officer in writing that:
(A)	it agrees with the officer’s Notice of Termination, in which event Good Reason shall be deemed to have occurred, or

(B)	it intends to correct fully the circumstances giving rise to the claim of Good Reason and within thirty (30)-days of receipt of the Notice of Termination, it corrects, rescinds or otherwise substantially reverses the circumstances supporting the claim for termination for Good Reason, in which event “Good Reason” shall be deemed not to have occurred, or

(C)	a dispute exists concerning whether “Good Reason” exists, and Sections 7 and 10(e) shall apply to such dispute.
(j)	“Person” has the meaning given such term in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) of the Exchange Act, but excluding the Company and any subsidiaries and any employee benefit plan sponsored or maintained by the Company and any subsidiaries (including any trustee of such plan acting as Trustee).

(k)	“Potential Change of Control” of the Company means the occurrence of any of the following:
(i)	the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control of the Company;

(ii)	any Person or the Company publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control of the Company; or

(iii)	the Board adopts a resolution to the effect that, for purposes of this Policy, a Potential Change of Control of the Company has occurred.
(l)	“Retirement” means an officer’s voluntary termination of employment on or after his or her 65th birthday, or at an earlier age pursuant to a written agreement between the officer and the Company with respect to retirement.

(m)	“Specified Employee” has the meaning given such term in Section 409A of the Code and the final regulations thereunder, as in effect from time to time (“Final 409A Regulations”), provided, however, that, as permitted in the Final 409A Regulations, the Company’s Specified Employees and the application of the six (6)-month delay rule of Section 409A(a)(2)(B)(i) of the Code shall be determined in accordance with rules adopted by the Board, which shall be applied consistently, with respect to all nonqualified deferred compensation arrangements of the Company, including this Policy.
2.	Notice of Termination; Effective Date of Termination.
(a)	Any purported termination of employment by the Company or by an officer covered by this Policy shall be communicated by written Notice of Termination to the other party.

(b)	For purposes of this Policy, a “Notice of Termination” shall mean a notice in writing which indicates the specific termination provision(s) in this Policy relied upon, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the officer’s employment under the provision(s) so indicated and sets forth the applicable Date of Termination.

(c)	For purposes of this Policy, the “Date of Termination” means, unless the Company and the officer agree to a different Date of Termination:
(i)	if the officer’s employment is terminated by reason of death, the date of death,

(ii)	if the officer’s employment is terminated by the Company for Cause, the date on which a Notice of Termination is given unless a subsequent Date of Termination is specified in such Notice,

(iii)	if the officer’s employment is terminated by the Company other than for Cause, or if the officer’s employment is terminated by the officer without a claim of Good Reason, the date specified in the Notice of Termination, or

(iv)	if an officer states that he or she is terminating his or her employment for Good Reason, the date thirty (30) days after the date on which the Notice of Termination is given, unless an earlier Date of Termination has been specified or designated by the Company either in advance of, or after, receiving such Notice of Termination pursuant to clauses (c)(ii) or (c)(iii) above.
If there is a dispute about whether Cause or Good Reason exists that is not resolved by the parties, then that issue, and any resultant payments and other compensation due under this Policy or otherwise but not whether the officer is employed by the Company or any subsidiary after the Date of Termination, shall be determined in proceedings described in Sections 7 and 10(e), and the Company may withhold payments due under this Policy based on the reason for the termination until there is a final determination whether Cause or Good Reason existed. Following the delivery of the Notice of Termination and until the Date of Termination, the officer shall continue to provide in good faith all of his or her customary services to the Company, unless the Company elects to place the officer on paid leave.
(d)	Notwithstanding anything to the contrary in this Policy, (i) if at any time before the Date of Termination determined pursuant to this Policy with respect to any purported termination by the officer of his or her employment with the Company, there exists a good faith basis for the Company to terminate the officer’s employment for Cause, then the Company may, regardless of whether or not the officer has given a Notice of Termination for Good Reason and regardless of whether or not Good Reason exists, terminate the officer’s employment for Cause, in which event the officer shall not be entitled to the compensation and benefits provided in this Policy, and (ii) if the officer dies or the officer’s employment is terminated based on Disability after the officer has given Notice of Termination for Good Reason and before the Date of Termination and if it is subsequently finally determined that Good Reason existed as claimed by such officer, then, nevertheless, termination of the officer’s employment shall be deemed to have been due to death or Disability (and not due to Good Reason), and the officer shall not be entitled to the compensation and benefits provided in this Policy other than those expressly set forth below or required by applicable law or other policies, programs and plans of the Company.
3.	Termination and Resulting Compensation and Benefits.
(a)	If the employment of an officer covered hereby terminates due to termination of an officer’s employment by the Company without Cause or by an officer for Good Reason, or due to Disability or death, then such officer or the officer’s estate shall be entitled to receive the following through the Date of Termination:
(i)	The officer’s Base Salary through the Date of Termination to be paid pursuant to the Company’s standard payroll procedures;

(ii)	The officer’s accrued vacation pay, if any, which shall be paid in accordance with the Company’s practice for paying accrued vacation to terminating employees; and

(iii)	All amounts payable under the Company’s annual cash incentive plan for the calendar year immediately prior to the year in which the Date of Termination occurs that have not been paid to the officer on or before the Date of Termination; provided, that if the Board has not approved the payment of any such amount for the immediately prior calendar year by the date of the applicable Notice of Termination, the Company will determine the amounts payable to the officer under the annual cash incentive plan for that prior year in good faith and with no exercise of negative discretion except as is consistent with the exercise of such negative discretion for other similarly situated officers of the Company whose employment has not been terminated (taking into account prior practice in determining such amounts), including without limitation any adjustments based on performance of defined operating measures in he applicable cash incentive plan, to be paid when the non-terminated officers receive their respective payments under such cash incentive plans, provided, further, that notwithstanding the foregoing, if the officers of the Company who were not terminated receive no incentive compensation award for the immediately preceding year because a condition to the payment of such awards under the cash incentive plan was not satisfied, then the Incentive Compensation for such year for the terminated officer shall be zero; and

(iv)	All other compensation and benefits earned but not yet paid at the Date of Termination and all benefits as may be provided under the Company’s insurance and other benefit plans, programs and arrangements as in effect on the date of the Notice of Termination, such compensation and benefits to be paid or provided in the normal course pursuant to such plans, programs and arrangements.
(b)	If the employment of an officer covered hereby terminates due to termination of an officer’s employment by the Company without Cause or by an officer for Good Reason, then such officer or the officer’s estate shall be entitled to receive, in addition to the payments specified in Section 3(a), as severance pay and in lieu of any further salary, severance and benefits for periods subsequent to the Date of Termination, an amount equal to his or her Base Salary multiplied by the Applicable Officer Period and the officer’s Incentive Compensation, each to be paid as set forth below, and the benefits provided below:
(i)	(A)	The Base Salary component of Compensation will be divided and paid in substantially equal amounts in accordance with the Company’s standard payroll procedures then in effect, but not less often than monthly, provided, however, that the amount of Base Salary in any payment shall be reduced by the amount of accrued vacation pay, if any, that accompanies such payment (which reduction shall so reduce the aggregate amount of Base Salary to be paid to such officer). These payments will be made over the Applicable Officer Period unless, with respect to payment amounts that are exempt from Section 409A of the Code, the Board approves and the officer agrees to a longer period, not to exceed twenty-four (24) months after the officer’s Date of Termination, provided that any such extension only extends the duration of the payment of the Base Salary, with a consequent pro rata reduction in the amount of each payment of Base Salary with no increase in the aggregate amount of Base Salary to be paid.

(B)	For all officers other than the Chief Executive Officer and the Chief Financial Officer, the Incentive Compensation component of Compensation shall be paid in a lump sum at the same time that incentive compensation for the applicable year is paid to the officers of the Company whose employment with the Company continues, provided that in any event such payment will occur on or before March 15 of the year immediately following the year for which such Incentive Compensation was earned (unless there is a dispute regarding the reason for termination is not resolved by such March 15, in which event the payment will occur reasonably promptly after the final resolution of such dispute, subject to the requirements of Section 9).

(C)	For the Chief Executive Officer and the Chief Financial Officer, the Incentive Compensation component will be paid on a pro-rata basis along with the payments of Base Salary.

(D)	All payments of Compensation will cease if, while receiving these Compensation payments, the officer becomes re-employed by the Company or any of its subsidiaries but such payments will continue if the officer is employed by an unaffiliated employer.

(E)	Amounts that exceed two times the lesser of (i) the officer’s annualized compensation for the calendar year prior to the year in which the officer’s Date of Termination occurs or (ii) the limit on compensation under Section 401(a)(17) of the Code that applies to the year in which the officer’s Date of Termination occurs shall be subject to the restrictions on payment set forth in Section 9.
(ii)	Benefits. The Company will continue to provide the following benefits in accordance with the Company’s policies and benefits generally applicable to U.S. employees:
(A)	For a period of up to eighteen (18) months from the Date of Termination, if the officer elects to continue coverage under COBRA for medical, dental, vision and orthodontia benefits that the officer and any dependents were receiving immediately prior to the Date of Termination, or any lesser level of benefits that the officer elects, and if the officer continues to pay the same dollar amount the officer was paying for premiums for such benefits immediately prior to the Termination Date, or what would have been the payment for such lesser level of benefits (such payments to be deducted or withheld from the severance payments under Section 3(b)(i)(A)), the Company will pay the balance of such premiums, the 2% COBRA surcharge and all other related fees and charges, including any subsequent increases in the total premiums for such benefits; and

(B)	The Company will reimburse the officer for the cost of an individual term life insurance policy on the officer for the period from the Date of Termination up to the expiration of the Base Salary payments under Section 3(b)(i)(A) with coverage up to the coverage amount provided by the Company to the officer immediately prior to the Notice of Termination (currently a maximum of $500,000); if the officer cannot reasonably obtain such a life insurance policy for reasons of insurability, then, pursuant and subject to the limitations of the Company’s group insurance plan then in effect, which may include a lower level of insurance coverage and a shorter term, the officer may elect to convert his or her group coverage to individual coverage and the Company will pay the cost thereof, such conversion being effectuated no later than the time limits then applicable under the Company’s group insurance plan (currently thirty-one (31) days following the Date of Termination); provided that the officer must submit appropriate evidence of such insurance and the premiums the officer paid within three (3) months of obtaining such insurance, such reimbursement to be made in the Company’s normal course for reimbursement of expenses and in any event within 3 (three) months of receipt of the appropriate documentation and information;
provided, however, to the extent the Company adjusts or changes any or all of the medical, vision, orthodontia and life insurance benefits generally for employees in the United States, then the Company shall make a comparable adjustment in the benefits provided to the officer; and provided further that if the payment or reimbursement of the cost of the term life policy exceeds the limit on elective deferrals under Section 402(g) of the Code for the year in which the Date of Termination occurred, the then excess amount shall be paid or reimbursed pursuant to Section 9 to the extent Section 9 applies to such payment or reimbursement.
(C)	Each of the benefits identified in this Section 3(b)(ii) will be provided for a period ending on the earlier of (I) when the officer no longer receives continued Base Salary payments under Section 3(b)(i)(A) (if the Base Salary payments are paid over an extended period, then any payment or reimbursement of COBRA premiums for medical, dental, vision and orthodontia benefits shall be paid only for the lesser of such extended period or the eighteen (18)-month COBRA period), or (II) when the officer is employed by an employer (including the Company) that provides medical, dental, vision, orthodontia and/or life insurance benefits, as the case may be, and the officer is eligible to receive any such benefits. As part of the officer’s termination, the officer must agree to notify the Company promptly if he or she accepts employment with another employer and provide all relevant information regarding the benefits provided by such employer.

(iii)	Stock Options. All of the officer’s outstanding stock options shall cease to vest upon the Date of Termination and all of the officer’s outstanding stock options that are exercisable on the Date of Termination may be exercised any time before the earliest of (A) the respective expiration dates of the options, assuming that the officer’s employment had not terminated, (B) the tenth anniversary of the original dates of grant of such options, or (C), if permitted under the applicable stock option agreements, the expiration of Base Salary payments under Section 3(b)(i)(A) and, if not so permitted, then pursuant to the provisions of the applicable stock option agreements.

(iv)	Restricted Stock. If the officer holds any restricted shares of the Company’s common stock (including any restricted shares issued in substitution or assumption of such shares as a result of a Change of Control), then the vesting of such shares shall be accelerated to the extent, if at all, provided by the terms of the agreement governing such restricted shares.

(v)	Outplacement. The Company will pay for outplacement services (Lee Hecht Harrison Executive Transition Services, or equivalent), with the Senior Executive Service program for the Chief Executive Officer, the Chief Financial Officer and Senior Vice Presidents, the ProSearch 6 program for a Vice President and the ProSearch 3 program for any other employees covered hereby, for a period ending the earliest of (A) when the officer completes the outplacement services program, (B) when the officer accepts employment with another employer, provided that the officer commences such outplacement services within six (6) months following his or her Date of Termination. If the Company reimburses the officer for such services, the officer shall submit the expense to the Company within three (3) months of receipt of the statement for such services and the Company shall reimburse the officer in its normal course for reimbursement of expenses and in any event within three (3) months of receipt of the statement and all other appropriate documentation and information.
4.	Conditions to Payments. Before making any payments and providing any benefits specified in Section 3(b), the Company has the right to require the officer to execute and return to the Company, no later than the March 1 of the year following the year in which the officer’s Date of Terminations occurs, the Company’s standard termination agreement and general release and the expiration of any required revocation or waiting periods. The Company shall deliver in good faith its standard agreement and general release as soon as is reasonably practicable but no later than ten (10) business days following delivery of the Notice of Termination (unless mutually extended by the officer and the Company).

It is a condition to the Company’s obligation to continue paying Compensation and providing benefits under this Policy that the officer, following termination of employment, comply with the terms of the officer’s Employee Confidentiality Agreement and all other agreements executed during the officer’s employment or in connection with the officer’s termination of employment.

If a payment under this Policy is deferred, such as, for example, pending a general release becoming effective under the first paragraph of this Section 4 or pending a final decision whether Cause or Good Reason existed with respect to a termination under Section 2(c), last paragraph, and if it subsequently finally determined that a payment is due, then the Company shall pay the deferred amount in a lump sum as soon as is reasonably practicable after the general release is effective or the final decision is rendered, with interest on the deferred amount at the rate set out in the last paragraph of Section 9, and the Company shall pay the remaining balance in appropriate periodic payments on a schedule as if such severance payments had began from the Date of Termination without such deferral.

5.	Administration. This Policy shall be administered by the Chief Executive Officer of the Company, or such other person or persons as the Chief Executive Officer may appoint (such person or persons are referred to as the “Administrator”), provided that the Board of Directors may appoint another person as Administrator. The responsibilities of the Board of Directors may be fulfilled by the Compensation Committee or the Corporate Governance Committee of the Board.

6.	ERISA Plan. This Policy is intended to be and shall be administered and maintained as a welfare benefit plan under Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), providing certain benefits to participants on certain severances from employment. This Policy is not intended to be a pension plan under Section 3(2)(A) of ERISA and shall be maintained and administered so as not to be such a plan.

7.	Claims.
(a)	Claims for benefits under this Policy shall be governed by these procedures. The Administrator shall establish administrative processes and safeguards to ensure and verify that claims decisions are made in accordance with the plan and that, where appropriate, plan provisions have been applied consistently with respect to similarly situated claimants. Any person claiming a benefit, or requesting an interpretation, ruling or information, shall present the request in writing to the Administrator, who will decide the claim.

(b)	If the claim is wholly or partially denied, the Administrator will notify the claimant of the adverse determination within a reasonable time not longer than sixty (60) days after the Administrator received the claim unless special circumstances require an extension of time. The Administrator will notify a claimant in writing of the need for any extension before the end of the initial sixty (60) days. Any notice of extension will indicate the special circumstances requiring the extension and the date by which a decision is expected. Any extension will be no longer than another sixty (60) days after the initial period.

(c)	The Administrator will provide the claimant with written or electronic notification of any adverse determination on a claim, including the specific reason or reasons for the determination; reference to the specific plan provisions on which the determination is based; a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why it is necessary; a description of the review procedures under Sections 7(d) and 7(e) and the applicable time limits; and a statement of the claimant’s right to commence an arbitration proceeding pursuant to Section 10(e) below following any adverse determination on review.

(d)	A claimant may request review within thirty (30) days after receiving a notification of an adverse determination on a claim and may submit written comments, documents, records and other information relating to the claim.
(i)	Upon request and at no charge, the claimant may have copies of any document, record or other information that: was relied on in making the determination; was submitted, considered or generated in the course of making the determination, whether or not relied on; or demonstrates compliance with the processes and safeguards under this Section 7; and

(ii)	The Administrator’s review shall take into account all comments, documents, records and other information submitted by the claimant relating to the claim, whether or not considered in the initial determination.
(e)	The Administrator will respond to an appeal by notifying the claimant of its determination on review within a reasonable time not longer than sixty (60) days after the Administrator received the request for review unless an extension of time is required for a hearing or other special circumstances. The Administrator will also notify a claimant in writing of the need for any extension before the end of the initial sixty (60) days. Any notice of extension will indicate the special circumstances requiring the extension and the date by which a decision is expected. No extension will be longer than another sixty (60) days after the initial period.

(f)	The Administrator will provide the claimant with written or electronic notification of its determination on appeal. If the determination is adverse, the notice will include the specific reason or reasons for the determination; reference to the specific plan provisions on which the determination is based; a statement that, upon request and at no charge, the claimant may have copies of any document, record or other information under Section 7(d) and a summary of the claimant’s right to commence an arbitration proceeding pursuant to Section 10(e).
8.	Status as Policy; Vesting. The Company may modify and/or terminate this Policy in whole or in part and/or add or delete individuals covered by this Policy at any time and, prior to delivery of a Notice of Termination of his or her employment, no officer has any vested rights under this Policy, provided, however, that this Policy vests and cannot be amended or terminated with respect to an officer then covered hereby upon the occurrence of the earliest of the delivery of a Notice of Termination with respect to such officer or a Potential Change of Control, if applicable, or a Change of Control, and the applicable salary, annual cash incentive plan and benefits described in this Policy shall be the higher of (i) the level of base salary, annual cash incentive plan targets and benefits at the time of the earlier of the delivery of the Notice of Termination or Potential Change of Control, if applicable, or Change of Control, and (ii) the level of base salary, cash incentive plan targets and benefits immediately prior to a termination of employment, and provided, further, that, except with respect to the vesting upon delivery of Notice of Termination with respect to an officer, the protection offered by this Section 8 shall terminate upon the earlier of (a) the action contemplated by the Potential Change of Control is abandoned and not consummated or (b) twenty-four (24) months have elapsed following the consummation of a Change of Control, if applicable.

9.	Section 409A. Notwithstanding anything in this Policy the contrary, if any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Policy by reason of an officer’s separation from service while a Specified Employee, then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(iv) (payment of employment taxes), the following shall apply:
(a)	If the payment or distribution is payable in a lump sum, the officer’s right to receive payment or distribution of such non-exempt deferred compensation will be delayed until the earlier of the officer’s death or the first (1st) day of the seventh (7th) month following the officer’s separation from service.

(b)	If the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six (6)-month period immediately following the officer’s separation from service will be accumulated and the officer’s right to receive payment or distribution of such accumulated amount will be delayed until the earlier of the officer’s death or the first (1st) day of the seventh (7th) month following the officer’s separation from service, whereupon the accumulated amount will be paid or distributed to the officer, or to the officer’s estate, and the normal payment or distribution schedule for any remaining payments or distributions will resume.
In case of any such delayed payment, the Company shall pay interest, compounded quarterly, on the deferred amount at 100% of the short-term applicable federal rate as in effect for the month in which the Date of Termination occurred.

10.	Miscellaneous.
(a)	Notices. Notices and all other communications provided for in this Policy shall be in writing and shall be deemed to have been duly given when personally delivered or five (5) business days after deposit with postal authorities transmitted by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the Company at its corporate headquarters, attention of the General Counsel and to an officer at the officer’s last home address provided to the Company, except that notices of change of address shall be effective only upon receipt.
(b)	Employee’s Successors. This Policy shall inure to the benefit of and be enforceable by the officer’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If an officer should die while any amounts are still payable to such officer hereunder, all such amounts, unless otherwise provided herein, shall be paid to the officer’s devisee, legatee or other designee or, if there be no such designees, to the officer’s estate.

(c)	Applicable Law. This Policy shall be interpreted and enforced in accordance with the internal laws of the State of Washington without reference to its conflicts of laws provisions.

(d)	Unfunded Obligations. The obligations of the Company under this Policy are funded from the Company’s general assets.

(e)	Arbitration. Any dispute or controversy arising under or in connection with this Policy (after following the procedures set forth in Section 7, if applicable) shall be settled exclusively by arbitration in Seattle, Washington by three arbitrators in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrators’ award in any court having jurisdiction. The Company and the officer shall share equally all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section 10(e).

EXHIBIT A
The purpose of this Exhibit is, by use of examples, to illustrate the working of this Policy and reduce the possibility of inconsistent interpretations of this Policy.
General: As a general statement, when a covered officer is eligible to receive payments under this Policy, the officer receives (a) the officer’s base salary for the “applicable officer period” (ranging from 6 to 12 months), (b) incentive compensation based on the officer’s 100% target award, prorated for the “applicable officer period” (again ranging from 6 to 12 months) and, except for the Chief Executive Officer and Chief Financial Officer, adjusted for the Company’s performance under operating measures as defined in the applicable cash incentive plan, and (c) certain specified benefits, with medical, dental, vision, life insurance and outplacement services generally provided for the shorter of the “applicable officer period” or until the officer accepts employment with another employer. There are special provisions for the current Chief Executive Officer and Chief Financial Officer because of contractual commitments with those officers.
There are special rules to determine the amount of incentive compensation that is payable if an officer’s employment is terminated early in a year before (a) the amount of incentive compensation for the prior calendar year has been determined (Section 3(a)(iii)), and/or (b) the incentive compensation plan for the current year has been established (Sections 1(g)(ii)(B) and (C)).
This Policy applies only to terminations without Cause or for Good Reason or, to a limited extent in the event of to a termination due to Disability or death before the prior’s year’s incentive compensation has been paid. Payments due officers in other circumstances are determined as provided by law and/or other plans, programs and policies of the Company.
Illustrative Examples
Hypothetical: Vice President X makes a salary of $210,000 and has, under the annual cash incentive plan, a 40% target ($84,000) if Cray makes $30 million of adjusted pre-award operating income (for 50% of his total award) and X meets five defined individual goals (10% each or 50% together of his total award). (X’s target award for the prior year was 35%, or $73,500, with the prior year’s plan structured similarly to the current year’s plan.) If Cray’s adjusted pre-award operating income is $20 million, the plan award is 50% of target; if it is $26 million, the plan award is 75% of target; and if it is $34 million, it is 125% of target. Cray must be profitable for any payment to be made under the cash incentive plan, and a condition to payment is that the officer must be an employee on the date of payment. X has been a Vice President for 30 months and does not accrue any vacation. X has 16,000 options for Cray common stock, of which 4,000 options are vested, and 5,000 shares of restricted stock, of which 2,500 shares are vested.

Example 1. After discussions with the CEO, the Vice President X receives a notice of termination stating that his employment is terminated effective the last day of May; the termination is without “Cause,” as defined, but due to generally unsatisfactory leadership. Cray is on-target to make $30 million of adjusted pre-award operating income for the year, although that will not be known for certain until after year-end. X received a 90% cash incentive plan award, or $66,150 ($73,500 x 90%), for the previous year in late February. After year-end, the Company has $34 million in adjusted pre-award operating income.
A.	What compensation and benefits does X receive?

B.	What changes if Cray’s adjusted pre-award operating income is $24 million?

C.	What changes if the fourth quarter is very bad as a big delivery was not accepted, as had been planned, until the following January, and Cray is not profitable for the year.
Responses:
A. As a Vice President for 30 months, X’s “Applicable Officer Period” is 8 months (6 months base plus 2 months for service as a Vice President) — Section 1(a).
The “Date of Termination” is May 31, as the termination is without Cause and that is the date specified in the Notice of Termination — Section 2(c)(iii).
X’s “Base Salary” is $17,500 per month or $8,976.93 per pay period ($210,000/12 and $210,000/26, respectively) — Section 1(g)(i).
Through May 31, X receives his Base Salary of $8,976.93 per pay period and regular benefits — see Section 3(a). X has no accrued vacation pay and has already received his incentive compensation for the prior year.
Following May 31, X will receive, as a severance benefit:
Base Salary for 8 months — total of $140,000 (through January 31 of the next year), payable each two weeks (normal payroll schedule) in the amount of $8,976.93 — Section 3(b)(i)(A).
As X does not have any accrued vacation, there is no adjustment for accrued vacation. If X had had, for example $3,000 of accrued vacation, he would have received that amount in the normal time for payment of accrued vacation and his first payment of his Base Salary would have been reduced by $3,000. Section 3(b)(i)(A).
Incentive Compensation of $56,000 (X’s target award of $84,000 multiplied by his “Applicable Officer Period” of 8 months divided by 12 months) — Section 1(g)(ii)(A). X does not receive an award greater than 100% of target, even though non-terminated officers would be eligible to receive 125% of their Incentive Compensation awards — Sections 1(g)(ii)(A) and (B).
The Incentive Compensation amount is paid in a lump sum in the following year at the same time the non-terminated officer’s receive their respective cash incentive plan payments or by March 15, whichever is earlier — Section 3(b)(i)(B).

Benefits:
Assuming X has elected to continue coverage under COBRA, the medical, dental, vision and orthodontia benefits that X and his dependents were receiving immediately before May 31 with X paying the same dollar amount for such benefits at that time, with all increases, included any increased premiums for such coverage in the next year being absorbed by Cray — Section 3(b)(ii)(A).
Term life insurance in the amount of up to $500,000 if X obtains such a policy, or if X cannot obtain such a policy for reasons of insurability, X may be able to convert the group coverage into individual coverage — Section 3(b)(ii)(B).
The COBRA coverage and life insurance coverage are paid through the following January 31, unless X begins to work with another employer that offers such benefits — Section 3(b)(ii)(C).
Stock Options cease vesting on May 31, with unvested options expiring, but X’s period in which to exercise those vested options likely is extended to the following January 31 — Section 3(b)(iii).
Restricted Stock is governed by X’s restricted stock agreement, which generally provide that X, when terminated without Cause, receives a pro rata amount of his restricted shares determined by comparing the number of months since the grant date compared to 48 months — Section 3(b)(iv).
Outplacement Services (the ProSearch 6 program under the Lee Hecht Harrison Executive Transition Services, or equivalent) for a period until the program has been completed or X accepts employment with another employer — Section 3(b)(v).
All the payments described above assume X has signed a standard release and complies with the terms of his Employee Confidentiality Agreement and all other agreements regarding his employment and termination (which generally include a non-disparagement clause) — Section 4.
B. In this situation, non-terminated officers could receive 66.67% of their Incentive Compensation (the $24 million achieved adjusted net operating profit is two-thirds between the target for a 50% award and a 75% award). Under Sections 1(g)(ii)(A) and (B), X’s target Incentive Compensation is similarly adjusted (from $84,000 to $56,000) and then pro-rated for his “Applicable Officer Period, resulting in a final payment of $37,333.33, to be paid in the year after the termination occurs — see Section 3(b)(i)(B).
C. In this situation, X would receive no Incentive Compensation but all other payments described in Response A above. Section 1(g)(ii)(B), proviso.
Note that if X were the Chief Executive Officer or Chief Financial Officer, and for this purpose assuming the same salary and bonus amounts in this Example 1, the payments described in A above would be generally the same except that:
Base Salary — for 12 months, not 8 months — Section 1(a).
Incentive Compensation — these officers would receive the full target amount of $84,000, which does not change and is not dependent upon future results — see Section 1(g)(iii)(A) — and which would be payable on a prorated basis along with the payments of Base Salary — Section 3(b)(i)(C).
Outplacement Services — Senior Executive Service — Section 3(b)(v).

Example 2. Vice President X, who works in the Mendota Heights, Minneapolis, office, is told on January 15 that he must relocate to Austin, Texas, for good business reasons. On January 20, he submits a Notice of Termination, stating that he does not want to move and forcing him to move would constitute “Good Reason” and specifies February 19 as his Date of Termination. The Company does not agree, citing the good business reasons and does not rectify the situation, and the matter is referred to arbitration under Section 10(e) for a decision. X terminates on February 19.
On February 15, the audit of the Company’s financial statements is completed and the Company meets $30 million adjusted pre-award operating income target. Vice President X met 4 of the 5 personal goals for the prior year’s cash incentive plan.
At its meeting held in the first week of February, the Board approved a cash incentive plan for the current year substantially similar to the previous year’s plan, but Vice President X is included only if he accepts the Austin position.
A.	In May the arbitrator decides that X had Good Reason. What compensation and benefits does X receive?

B.	What changes if, in May, the arbitrator decides that X did not have Good Reason?
Responses:
If the termination of X is covered by the Policy, then, except as discussed below, X receives the same payments and benefits as described above in Example 1, Response A, with 8 months being X’s “Applicable Officer Period.” The key issue is whether the termination of X is covered by the Policy — has X terminated for “Good Reason” as defined in Section 1(i)(iv)? If so, then X is covered by the Policy; if not, then X has resigned without Good Reason, and receives no severance benefits under the Policy (see the third paragraph under “Application” on the first page of the Policy). While the arbitrator can decide whether “Good Reason” existed, either way X is terminated as an employee, effective February 19, which is the Date of Termination under Section 2(c)(iv), and the arbitrator under the Policy does not have the authority to restore X to employment — see last paragraph in Section 2(c). From the date of the Notice of Termination, January 20, until the Date of Termination, X remains an employee and receives all salary and other benefits, with Cray having the election to have X continue to provide services or to be put on paid leave — see last paragraph in Section 2(c).
The Company does not have to provide any payments of severance or benefits until the arbitrator decides if the termination is covered by the Policy or the parties settle the matter, and in either event until a general release is delivered. Section 2(c), last paragraph, and Section 4. If there is a delay in payments due to the dispute and/or delivery of the release, then, assuming that X is entitled to severance benefits under the Policy, the amounts deferred should be paid in a lump sum as soon as is reasonable practicable and the remaining payments to X are placed on a schedule as if the severance payments began with the Date of Termination — see Section 4. In that event, the payments would continue until October 19 (eight months from the February 19 Date of Termination).

There are issues regarding the amount of Incentive Compensation for the immediately prior year and for the current year, in which the Date of Termination occurs, assuming that X has terminated for Good Reason and the termination is covered by the Policy.
The amount of Incentive Compensation for the immediately prior year is determined under Section 3(a)(iii), as the amount of payments for the prior year were not determined by the date of the Notice of Termination (January 20). In these circumstances, the Incentive Compensation for X is to be determined in good faith, and if Cray can support that X would be entitled to an 90% award, or $66,150 ($73,500 x 90%). X receives this award, however, only if Good Reason were determined to exist — see Section 2(c), last paragraph and the third paragraph under “Application” on the first page of the Policy. Note that the timing when the arbitrator’s final decision whether “Good Reason” occurred would affect when the actual payment of Incentive Compensation is paid — see Sections 3(b)(i)(B) and 4. Under Code Section 409A, it is possible that a payment would have to be delayed — see Section 9.
The amount of Incentive Compensation for the current year is determined under Sections 1(g)(ii)(B) and (C), although that would not be paid until the following year. In this circumstance, the cash incentive plan for X would be the same as the prior year’s plan as, by the date of the Notice of Termination (January 20), the current year’s plan had not been established. The award would be based solely on one or more operating measures, adjusted in good faith to parallel the current year’s incentive plan for non-terminated officers — Section 1(g)(ii)(C). X would receive two-third’s (for the 8 month “Applicable Officer Period) of a 100% award, which would be adjusted for actual operating performance against the target plan, perhaps to zero if non-terminated officers did not receive any cash incentive plan payment for the current year — see Section 1(g)(ii)(B).

EXHIBIT B
The following officers are covered by the Executive Severance Policy:
Officers Elected by the Board of Directors:

Peter J. Ungaro	Chief Executive Officer and President
Brian C. Henry	Executive Vice President and Chief Financial Officer
Kenneth W. Johnson*	Senior Vice President, General Counsel and Corporate Secretary
Wayne J. Kugel	Vice President
Ian W. Miller*	Senior Vice President
Charles A. Morreale	Vice President
Steven L. Scott*	Senior Vice President and Chief Technology Officer
Margaret A. Williams*	Senior Vice President
Other Officers: (subject to appointment by the Chief Executive Officer)
[To Be Naned]
The individuals whose names are marked with an asterisk (*) shall be considered as a Senior Vice President for purposes of this Policy.